PROCTOR360 INC
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking	76,140.88
Initiate Business Checking (3976)	56,176.94
PayPal Bank	7,379.53
Saving bank	376,089.87
Total Bank Accounts	**$ 515,787.22**
Accounts Receivable	
Accounts Receivable (A/R)	57,756.26
Total Accounts Receivable	**$ 57,756.26**
Other Current Assets	
Inventory Asset	18,334.00
Start Engine Dep Hold (incl fees)	4,464.88
Undeposited Funds	4,079.00
Total Other Current Assets	**$ 26,877.88**
Total Current Assets	**$ 600,421.36**
Fixed Assets	
Accumulated Depreciation	-4,500.00
Fixed Asset Software	4,500.00
Total Fixed Assets	**$ 0.00**
TOTAL ASSETS	**$ 600,421.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	8,000.00
Total Accounts Payable	**$ 8,000.00**
Other Current Liabilities	
Accrued Expenses	0.00
Due To Ganga Enviro Systems	322,266.56
Payroll Clearning	3,242.52
Payroll Tax Payable	
Federal Income Tax Payable	1,410.89
State Unemployment Tax Payable	0.00
State/Local Income Tax Payable	743.48
Total Payroll Tax Payable	**$ 2,154.37**
Prepaid Services	99.98
Total Other Current Liabilities	**$ 327,763.43**

Total Current Liabilities	**$**	**335,763.43**
Long-Term Liabilities		
Loan From Ganga		250,000.00
Note Payable - Ganga Bathula		0.00
Total Long-Term Liabilities	**$**	**250,000.00**
Total Liabilities	**$**	**585,763.43**
Equity		
APIC		
Additional Paid in Capital		278,833.55
Subscription Receivable		-5,000.00
Total APIC	**$**	**273,833.55**
Common Stock		2,758.59
Owner Investments and distributions		10,176.79
Retained Earnings		-92,565.62
Start Engine Equity		0.00
Net Income		-179,545.38
Total Equity	**$**	**14,657.93**
TOTAL LIABILITIES AND EQUITY	**$**	**600,421.36**